VF 4-28-05 RK

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05040187

DRT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 30851

BEST AVAILABLE COPY

SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 8 2005
WASH, D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investment Research Management, Inc**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick E. Ryan — **(914) 993-3245**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AllianceBernstein Investment Research and Management, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick E Ryan

Signature

Vice President and CFO

Title

Kim V. Mitchell

Notary Public

KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified in Queens County
Commission Expires Sept. 3, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
AllianceBernstein Investment Research and Management, Inc.

We have audited the accompanying statement of financial condition of AllianceBernstein Investment Research and Management, Inc. (the Company, an indirect wholly-owned subsidiary of Alliance Capital Management L.P.) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein Investment Research and Management, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2005

ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2004

ASSETS

Cash and cash equivalents	$ 172,387,307
Receivables:	
Brokers and dealers	89,135,227
Fees from Alliance Mutual Funds	30,648,296
Due from affiliates, net	23,820,439
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,268,004	304,309
Deferred sales commissions, net of accumulated amortization of $554,481,402 and contingent deferred sales commissions received of $150,367,197	254,277,056
Prepaid expenses and other assets	1,302,373
Total assets	$ 571,875,007

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables:	
Alliance Mutual Funds	$ 124,880,888
Brokers and dealers	57,995,087
Accounts payable and accrued expenses	36,380,149
Due to affiliates, net	37,869,045
	257,125,169
Subordinated notes payable to Alliance Capital Management Corporation of Delaware	302,000,000
Commitments and Contingencies (See Note 4)	
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	16,504,990
Accumulated deficit and other comprehensive income (loss)	(3,755,162)
Total stockholder's equity	12,749,838
Total liabilities and stockholder's equity	$ 571,875,007

See Accompanying Notes to Financial Statements.

ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Notes to Financial Statements

December 31, 2004

1. Organization and Summary of Operations

Effective October 29, 1999, Alliance Capital Management Holding L.P., formerly known as Alliance Capital Management L.P. ("Alliance Holding"), reorganized by transferring its business to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital"), in exchange for all of the Units of Alliance Capital (the "Reorganization"). As part of the Reorganization, Alliance Holding offered each Alliance Holding Unitholder the opportunity to exchange Alliance Holding Units for Alliance Capital Units on a one-for-one basis. Alliance Capital recorded the transferred assets and assumption of liabilities at the amounts reflected in Alliance Holding's books and records on the date of transfer. Since the Reorganization, Alliance Capital has conducted the diversified investment management services business formerly conducted by Alliance Holding, and Alliance Holding's business has consisted of holding Alliance Capital Units and engaging in related activities. Alliance Capital Management Corporation ("ACMC"), an indirect wholly-owned subsidiary of AXA Financial, Inc. ("AXA Financial"), is the general partner of both Alliance Holding and Alliance Capital. AXA Financial is an indirect wholly-owned subsidiary of AXA which is a holding company for an international group of insurance and related financial services companies. Alliance Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"). Alliance Holding Units are publicly traded on the New York Stock Exchange ("NYSE") under the ticker symbol "AC". Alliance Capital Units do not trade publicly and are subject to significant restrictions on transfer.

At December 31, 2004, Alliance Holding owned approximately 80,486,556 Alliance Capital Units, or 31.7%, of the issued and outstanding Alliance Capital Units. ACMC owns 100,000 general partnership Units in Alliance Holding and a 1% general partnership interest in Alliance Capital. As of December 31, 2004, AXA, AXA Financial, AXA Equitable Life Insurance Company (a wholly-owned subsidiary of AXA Financial and formerly known as The Equitable Life Assurance Society of the United States, "AXA Equitable") and certain subsidiaries of AXA Equitable beneficially owned 154,724,365 Alliance Capital Units, or 60.9%, of the issued and outstanding Alliance Capital Units and 1,444,356 Alliance Holding Units, or 1.8%, of the issued and outstanding Alliance Holding Units which, including the general partnership interests in Alliance Capital and Alliance Holding, represents an economic interest of 61.3% in Alliance Capital. As of December 31, 2004, SCB Partners Inc. owned 16,320,000 Alliance Capital Units, or 6.4%, of the issued and outstanding Alliance Capital Units.

AllianceBernstein Investment Research and Management, Inc. (the "Company") is a wholly-owned subsidiary of Alliance Capital Management Corporation of Delaware ("ACMC of Delaware"), which is a wholly-owned subsidiary of Alliance Capital. The Company serves as distributor and/or underwriter for certain registered investment companies managed by Alliance Capital ("Alliance Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to

make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with average maturities of three months or less. Due to the short-term nature of these instruments, this recorded value approximates fair value.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions, Net

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

Management tests deferred sales commissions for recoverability quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Undiscounted future cash flows estimated by management to be realized from the asset are compared to its recorded amount. Management assesses the results of these analyses, and other relevant factors, to determine if the asset is recoverable. If management determines the asset is not recoverable, an impairment condition would exist and the impairment loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount. See Note 4. "Commitments and Contingencies".

Revenue Recognition and Mutual Fund Underwriting Activities

Distribution plan fees from Alliance Mutual Funds are recorded as revenue as the related services are performed. Distribution payments to financial intermediaries and other promotional and servicing payments by the Company are recognized as an expense when incurred. Purchases and sales of shares of Alliance Mutual Funds in connection with the underwriting activities of the Company, including related commission income, are recorded on trade date. Receivables from brokers and dealers for sale of shares of Alliance Mutual Funds are generally realized within three business days from trade date, in conjunction with the settlement of the related payables to Alliance Mutual Funds for share purchases.

Compensatory Option Plans

Employees of the Company are eligible to participate in the compensatory Alliance Holding Unit award and option plans maintained by Alliance Capital. In 2002, Alliance Capital and the Company adopted the fair value method of recording compensation expense on a prospective basis, using a straight-line amortization policy, relating to compensatory option awards of Alliance Holding Units, as permitted by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "*Accounting for Stock-Based Compensation*", as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "*Accounting for Stock-Based Compensation – Transition and Disclosure*". Under the fair value method, compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized over the vesting period. Fair value is determined using the Black-Scholes option-pricing model. See Note 7. "Compensatory Unit Award and Option Plans" for a description of Alliance Capital's compensatory option plans and the Black-Scholes option-pricing model. Compensation expense, net of taxes, resulting from compensatory unit option awards granted after 2001 to the Company's employees was $108,107 for the year ended December 31, 2004.

For compensatory option awards granted prior to 2002, Alliance Capital and the Company applies the provisions of Accounting Principle Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", under which compensation expense is recognized only if the market value of the underlying Alliance Holding Units exceeds the exercise price at the date of the grant. The Company did not record compensation expense for compensatory option awards made prior to 2002, because those options were granted with exercise prices equal to the market value of the underlying Alliance Holding Units on the date of grant. Had the Company recorded compensation expense for those options based on the fair value at grant date under SFAS 123, the Company's net income for 2004, excluding the impact of distribution and other reimbursements from Alliance Capital, would have been reduced to the pro forma amount indicated below:

	December 31, 2004
SFAS 123 pro forma net loss:	
Net loss, as reported	$ (261,635)
Add: stock-based compensation expense included in reported net loss, net of related tax effect	108,107
Deduct: total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(191,529)
SFAS 123 pro forma net loss	$ (345,057)

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by ACMC of Delaware. Accounts payable and accrued expenses include $1.4 million payable to ACMC of Delaware for income taxes at December 31, 2004. In addition, the Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

Income tax expense is comprised of:

Current:	
Federal	$ 1,200,000
State, local and foreign	303,804
Income tax expense	$ 1,503,804

There are no deferred income tax amounts for the current or prior years.

The difference between the Company's effective tax rate and the applicable federal statutory tax rate is primarily due to limitations on the deductibility of certain expenses and state and local income taxes. The following is a reconciliation between the amount of income tax expense at the federal statutory rate and income tax expense for the year ended December 31, 2004:

Federal tax at statutory rate	$ 422,337	34%
State, local and foreign taxes, net of federal tax benefit	200,511	16
Nondeductible expenses and other items	880,956	71
Income tax expense	$1,503,804	121%

4. Commitments and Contingencies

Deferred Sales Commission Asset

Alliance Capital's mutual fund distribution system (the "System") includes a multi-class share structure that permits Alliance Capital's open-end mutual funds to offer investors various options for the purchase of mutual fund shares, including both front-end load shares and back-end load shares. For front-end load shares, the Company pays sales commissions to financial intermediaries distributing the funds from the conventional front-end sales charge it receives from investors at the time of sale. For back-end load shares the Company pays sales commissions to the financial intermediaries at the time of purchase. However, investors who redeem before the expiration of the minimum holding period (which ranges from one year to four years) pay a contingent deferred sales charge ("CDSC") to the Company. The Company also receives higher ongoing distribution services fees from the mutual funds.

Payments of sales commissions to financial intermediaries in connection with the sale of back-end load shares under the System are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $254.3 million at December 31, 2004. Payments of sales commissions made to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $32.8 million, totaled $44.6 million during 2004.

Management tests the deferred sales commission asset for recoverability quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. At December 31, 2004, management used average market return assumptions of 5% for fixed income and 8% for equity to estimate annual market returns. Higher actual average market returns would increase

undiscounted future cash flows, while lower actual average market returns would decrease undiscounted future cash flows. Future redemption rate assumptions were determined by reference to actual redemption experience over the five-year, three-year and one-year periods ended December 31, 2004. Based on the actual redemption rates, including increased redemption rates experienced more recently, management used a range of expected annual redemption rates of 19%, 23% and 25%, at December 31, 2004, calculated as a percentage of average assets under management. An increase in the actual rate of redemptions would decrease undiscounted future cash flows, while a decrease in the actual rate of redemptions would increase undiscounted future cash flows. These assumptions are reviewed and updated quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate estimated undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. Management considers the results of these analyses performed at various dates. As of December 31, 2004, management determined that the deferred sales commission asset was not impaired. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2004, equity markets increased by approximately 11.0% as measured by the change in the Standard & Poor's 500 Stock Index and fixed income markets increased by approximately 4.0% as measured by the change in the Lehman Brothers' Aggregate Bond Index. The redemption rate for domestic back-end load shares was approximately 25.1% in 2004. Declines in financial markets or higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows, as described above, could result in the impairment of the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset might occur. Any impairment would reduce materially the recorded amount of the deferred sales commission asset with a corresponding charge to earnings.

<u>Legal Proceedings</u>

Revenue Sharing-Related Matters

On June 22, 2004, a purported class action complaint entitled *Aucoin, et al. v. Alliance Capital Management L.P., et al.* ("Aucoin Complaint") was filed against Alliance Capital, Alliance Holding, ACMC, AXA Financial, ABIRM, certain current and former directors of the AllianceBernstein Funds, and unnamed Doe defendants. The Aucoin Complaint names the AllianceBernstein Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with Alliance Capital, including recovery of all fees paid to Alliance Capital pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against Alliance Capital and certain other defendants, and others may be filed. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of AllianceBernstein Funds.

Securities Litigation-related Matters

On January 12, 2005, a purported class action complaint entitled *Charles Davidson and Bernard Samson, et al. v. Bruce W. Calvert, et al.* ("Davidson Complaint") was filed against Alliance Capital, ABIRM, various current and former directors of ACMC, and unnamed Doe defendants in the United States District Court for the Southern District of New York by alleged shareholders of AllianceBernstein Funds. The Davidson Complaint alleges that Alliance Capital, as investment adviser to the AllianceBernstein Funds, and the other defendants breached their fiduciary duties arising under Sections 36(a), 36(b) and 47(b) of the Investment Company Act by failing to ensure that the AllianceBernstein Funds participated in certain securities class action settlements for which the Funds were eligible. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages and forfeiture of all commissions and fees paid to the defendants.

With respect to the matters discussed above, management of Alliance Capital, Alliance Holding and the Company is unable to estimate the impact, if any, that the outcome of these matters may have on Alliance Capital's, Alliance Holding's or the Company's results of operations or financial condition.

Alliance Capital, Alliance Holding and the Company are involved in various other inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any proceeding or litigation has the element of uncertainty, Alliance Capital, Alliance Holding and the Company believe that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on Alliance Capital's, Alliance Holding's, or the Company's results of operations or financial condition.

5. Related Party Transactions

The Company provides distribution and other services for Alliance Mutual Funds for which it was paid a reimbursement of $323.3 million by Alliance Capital pursuant to a service agreement. During 2004, a subsidiary of AXA Financial distributed Alliance Mutual Funds for which it received distribution payments which totaled $6.3 million for the year ended December 31, 2004. In addition, the Company paid certain other affiliates $20.9 million for mutual fund distribution and marketing services. Included in due to affiliates, net at December 31, 2004 are distribution payments owed to a subsidiary of AXA Financial aggregating $1.6 million.

Employees of the Company except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of Alliance Capital, in a qualified noncontributory defined benefit retirement plan maintained by Alliance Capital. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. During 2004, the Company recorded a pension charge of approximately $0.9 million included in employee compensation and benefits expense. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by Alliance Capital. Contributions are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2004 were $2.0 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by Alliance Capital. Aggregate amounts included in employee compensation and benefits expense was $7.4 million in 2004. Aggregate awards made to these plans by Alliance Capital on behalf of the employees of the Company for 2004 were $10.7 million.

Alliance Capital charged the Company $10.6 million for its pro rata share of certain general overhead expenses incurred by Alliance Capital. This amount is included in general and administrative expenses.

The Company has loans outstanding payable to ACMC of Delaware aggregating $302.0 million at December 31, 2004 under various subordinated loan agreements. The agreements have been approved by the National Association of Securities Dealers, Inc. and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2004, the aggregate weighted average interest rate of the subordinated notes payable was 3.21%. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2006 and 2007 are $170.0 million and $132.0 million, respectively. Interest payable on such loans aggregated $2.6 million at December 31, 2004 and is included in due to affiliates, net.

6. Net Capital

The Company is subject to the minimum net capital requirements imposed by Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 5.1 to 1 and the Company had net capital of $32.3 million, which was $21.3 million in excess of its required net capital of $11.0 million.

7. Compensatory Unit Award and Option Plans

In connection with the Reorganization, Alliance Capital assumed all obligations under the various Alliance Holding Unit award and option plans previously maintained by Alliance Holding. Employees of the Company are eligible to participate in these plans.

During 1988, a Unit Option Plan (the "Unit Option Plan") was established under which options to purchase Alliance Holding Units were granted to certain key employees. A committee of the Board of Directors of ACMC administers the Unit Option Plan and determines the grantees and the number of options to be granted. Options may be granted for terms of up to ten years and each option must have an exercise price of not less than the fair market value of Alliance Holding Units on the date of grant. Options are exercisable at a rate of 20% of the Alliance Holding Units subject to options on each of the first five anniversary dates of the date of grant. The Unit Option Plan has expired and accordingly there were no options available to be granted or awarded under the Unit Option Plan.

During 1993, the 1993 Unit Option Plan, the Unit Bonus Plan and the Century Club Plan (together the "1993 Plans") were established by Alliance Holding. Committees of the Board of Directors of ACMC administer the 1993 Plans and determine the recipients of grants and awards. Under the 1993 Unit Option Plan, options to purchase Alliance Holding Units may be granted to key employees and non-employee Directors of ACMC for terms of up to ten years. Each option must have an exercise price of not less than the fair market value of Alliance Holding Units on the date of grant. Options are exercisable at a rate of 20% of the Alliance Holding Units subject to options on each of the first five anniversary dates of the date of grant. Under the Unit Bonus Plan, Alliance Holding Units may be awarded to key employees in lieu of all or a portion of the cash bonuses they would

otherwise receive under Alliance Capital's incentive compensation program. Under the Century Club Plan, employees whose primary responsibilities are to assist in the distribution of Alliance Mutual Funds are eligible to receive an award of Alliance Holding Units. The aggregate number of Alliance Holding Units that can be the subject of options granted or that can be awarded under the 1993 Plans may not exceed 6,400,000 Alliance Holding Units. As of December 31, 2004, 5,995,600 Alliance Holding Units were subject to options granted and 331,148 Alliance Holding Units were subject to other awards made under the 1993 Plans. At December 31, 2004, 73,252 Alliance Holding Units were no longer available to be granted under the 1993 Plans because these plans expired and accordingly there were no options available to be granted or awarded under the 1993 Plans.

During 1997, the 1997 Long Term Incentive Plan (the "1997 Plan") was established by Alliance Holding. The 1997 Option Committee of the Board of Directors of ACMC administers the 1997 Plan and determines the recipients of Alliance Holding Unit awards, including options, restricted Alliance Holding Units and phantom restricted Alliance Holding Units, performance awards, other Alliance Holding Unit based awards, or any combination thereof. Awards under the 1997 Plan may be granted to key employees and non-employee Directors of ACMC for terms established at the time of grant by the 1997 Option Committee. The aggregate number of Alliance Holding Units that can be the subject of options granted or that can be awarded under the 1997 Plan may not exceed 41,000,000 Alliance Holding Units. As of December 31, 2004, 11,266,900 Alliance Holding Units were subject to options granted and 133,159 Alliance Holding Units were subject to other awards made under the 1997 Plan. Options for 29,599,941 Alliance Holding Units were available to be granted as of December 31, 2004.

During 2004, the Committees authorized the award of 33,300 Alliance Holding Units aggregating $1.3 million under the Century Club Plan. The award vests ratably over a three-year period and is amortized as employee compensation expense. In addition, 3,403 of previously awarded Alliance Holding Units were forfeited during 2004.

During 2004, the Committees authorized the grant of options to key employees of Alliance Capital, including the Company, and non-employee Directors of ACMC to purchase 40,000 Alliance Holding Units under the 1997 Plan. The average per Alliance Holding Unit weighted average fair value of options granted during 2004 was $8.00 on the date of grant determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.0%; expected cash distribution yield of 3.5%; a volatility factor of the expected market price of Alliance Holding Units of 32%; and a weighted average expected life of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected Alliance Holding Unit price volatility. Because compensatory options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of compensatory options. See Note 2. "Summary of Significant Accounting Policies – Compensatory Option Plans" for the SFAS 123 pro forma net loss amount determined using the Black-Scholes option valuation model.

ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Notes to Financial Statements

The following table summarizes the activity in options under the Unit Option Plan, the 1993 Plans and the 1997 Plan:

	Alliance Holding Units	Weighted Average Exercise Price Per Alliance Holding Unit
Outstanding at December 31, 2003	13,793,100	$35.55
Granted	40,000	$33.00
Exercised	(2,468,380)	$18.43
Forfeited	(1,795,300)	$46.96
Outstanding at December 31, 2004	9,569,420	$37.82
Exercisable at December 31, 2004	7,161,820	

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at 12/31/04**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable at 12/31/04**	**Weighted Average Exercise Price**
$ 8.81 - $18.47	1,190,620	2.25	$15.31	1,190,620	$15.31
25.63 - 30.25	2,154,100	4.40	28.05	2,148,100	28.06
32.52 - 48.50	3,118,200	7.01	39.18	1,677,000	42.03
50.15 - 50.56	1,698,500	6.92	50.25	1,022,900	50.25
51.10 - 58.50	1,408,000	5.95	53.77	1,123,200	53.76
$8.81 - $58.50	9,569,420	5.66	$37.82	7,161,820	$36.41